[Letterhead of Debevoise & Plimpton LLP]

June 18, 2013

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.
Confidential Draft Registration Statement on Form S-1
Submitted May 14, 2013
CIK No. 0001576018

Dear Mr. Riedler:

This letter sets forth the responses of Third Point Reinsurance Ltd. (the “Company”) to the comments contained in your letter, dated June 12, 2013, relating to the Registration Statement on Form S-1 confidentially submitted on May 14, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Confidential Submission No. 2 of the Registration Statement (“Submission No. 2”). Enclosed with the paper copy of this letter are four copies of a clean version of Submission No. 2, as well as four copies of a blacklined version of Submission No. 2, marked to show changes from the Registration Statement filed on May 14, 2013.

General

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Jeffrey P. Riedler	2	June 18, 2013

The Company notes the Staff’s comment and advises the Staff that where conforming changes are required to multiple sections of the submission in respect to a particular comment, the Company has revised the corresponding disclosure accordingly.

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company advises the Staff that certain additional exhibits have been submitted with Submission No. 2 and that the Company will file any remaining required exhibits with subsequent amendments. The Company acknowledges the Staff’s comment that it may have further comments upon examination of these materials.

3. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

In response to the Staff’s comment, the Company confirms that the graphics included in Submission No. 2 are the only graphics it intends to use in its prospectus.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Company advises the Staff that it will provide the Staff with copies of any such written communications or research reports.

5. Please update your filing with financial information for the quarterly period ended March 31, 2013.

In response to the Staff’s comment, the Company has revised Submission No. 2 to reflect financial information for the quarter ended March 31, 2013.

Prospectus Summary

Reinsurance Strategy, page 2

6. Please expand your disclosure to explain more clearly what you mean by the term “quota share basis.”

Jeffrey P. Riedler	3	June 18, 2013

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

7. Please expand your disclosure to provide a brief explanation of the types of structural and/or contractual features referenced in the last full paragraph on page 2 that you employ to limit your risk.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Investment Strategy, page 3

Business—Joint Venture and Investment Management Agreement, page 88

8. Please expand your disclosure to provide a brief explanation here, and a full description in your discussion on page 88 of the investment restrictions or guidelines specified in the investment management agreement with Third Point LLC.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Market Trends and Opportunities, page 6

9. The second paragraph begins by stating that you seek underserved or capacity constrained lines of business where you may generate favorable returns. However, the example you cite appears to be a market with a significant influx of competition and margin pressure. Please clarify why you believe the catastrophe reinsurance market will generate favorable returns and specifically how your catastrophe fund’s portfolio construction and focus on smaller, regional companies tempers the pressure on margins in your catastrophe reinsurance business.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

10. Please explain what you mean by sidecars in the second sentence of the second paragraph.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Ownership and Certain Corporate Information, page 7

11. Please provide the same information for PROL in a separately captioned subsection as you have done for Daniel Loeb, Kelso, Pine Brook and Dowling Capital Partners.

Jeffrey P. Riedler	4	June 18, 2013

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Risk Factors

12. Please include a risk factor describing the risk that your periodic claims-related expenses and loss reserves in future periods may differ substantially in future periods as you are a newly formed reinsurance company.

In response to the Staff’s comment, the Company supplementally advises the Staff that it has included disclosure in the risk factor under “Risk Factors—Risks Relating to Our Business” captioned “Our losses may exceed our loss reserves, which could significantly and negatively affect our business.” In addition, the Company respectfully advises the Staff that it believes such risks are also addressed under the risk factor captioned “—The preparation of our financial statements requires us to make many estimates and judgments, which are even more difficult than those made in a mature company, and which, if inaccurate, could cause volatility in our results.”

13. We note your reference in the Summary Risk Factors on page 6 to increased regulation or scrutiny of alternative investment advisers affecting your reputation. Please include a separate risk factor discussing the specific instances to which you allude in this bullet point.

The Company respectfully advises the Staff that it believes that the specific instances alluded to in the Summary Risk Factor concerning increased regulation or scrutiny of alternative investment advisers are addressed under “Risk Factors— Risks Relating to Our Investment Strategy and Investment Manager—Increased regulation or scrutiny of alternative investment advisers and certain trading methods such as short selling may affect Third Point LLC’s ability to manage our investment portfolio or affect our business reputation.” The Company has therefore not included an additional risk factor on this point.

“A downgrade or withdrawal of our A.M. Best rating...” page 14

14. Please revise the last paragraph of this risk factor to disclose the approximate percentage of revenue attributable to reinsurance contracts that permit cancellation if your rating is downgraded by A.M. Best.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“We are dependent on key executives...” page 20

15. Please identify any key executives or senior management other than Mr. Berger.

Jeffrey P. Riedler	5	June 18, 2013

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“We could face unanticipated losses from political instability...” page 22

16. Please expand this risk factor to clarify how your business or this offering specifically may be affected by political instability.

The Company supplementally advises the Staff that upon further consideration, it has omitted the risk factor relating to political instability. The Company believes that the risks to its investment strategy posed by political instability are addressed in such other disclosure as “Risk Factors—Risks Relating to Our Investment Strategy and Investment Manager—The risks associated with Third Point LLC’s strategy in managing our investment portfolio may be substantially greater than the investment risks faced by other reinsurers with whom we compete,” “—The U.S. and global economic downturns could harm the performance of our investment portfolio, our liquidity and financial condition and our share price,” and “—Our investment portfolio may include investments in securities of issuers based outside the United States, including emerging markets, which may be riskier than securities of U.S. issuers.”

“The involvement of insurance brokers subjects us...” page 23

17. To the extent any of your brokers has failed to remit premiums to you or amounts owed on claims to the insureds, please revise your disclosure to describe or provide examples of these incidents and to include the amounts withheld or unpaid.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company supplementally advises the Staff that as of the date of this letter, no broker has failed to remit premiums to the Company nor amounts owed on claims to the insured.

“The inability to obtain business provided from brokers...” page 23

18. Please expand this risk factor to identify your top three brokers. In addition, the table on page 84 suggests that two brokers, Guy Carpenter and James River, alone represent 56.5% of gross premiums. Please reconcile this with your statement here that the top three represent 57.5%.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company supplementally advises the Staff that, during 2012, its top three brokers were Guy Carpenter, Advocate Reinsurance Partners, and Aon Benfield. Their contributions to the premium generated by the Company for that period were 34.2%, 11.8%, and 11.6%, respectively, or 57.6% in total. The James River Insurance Company placement cited represents a direct placement (for which no intermediary was used) reflecting one reinsurance contract. As the James River contract

Jeffrey P. Riedler	6	June 18, 2013

does not represent a contract sourced through an intermediary/broker, the Company respectfully advises the Staff that the premium written pursuant to that contract was not included in the risk factor for premium generated through significant broker relationships.

“Our ability to implement our business strategy...” page 24

19. Please expand this risk factor to identify any key employees who are not Bermudians or spouses of Bermudians.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“In managing our investment portfolio, Third Point LLC may trade on margin...” page 26

20. Please expand this risk factor to provide quantitative information illustrating the extent to which Third Point LLC is employing these practices.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“In managing our investment portfolio, Third Point LLC engages in short sales...” page 27

21. Please expand this risk factor to provide quantitative information illustrating the extent to which Third Point LLC engages in short sales.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“Our investment portfolio may include investments...” page 29

22. We note your discussion of your investment strategy on page 89 and elsewhere in the draft prospectus, including your investments in mortgage-backed securities and other asset-backed securities. Please revise this risk factor and the heading to affirmatively state that your portfolio does include these securities. In addition, please disclose the percentage of your investment portfolio represented by asset-backed securities and discuss explain how these securities have performed as compared to your other investments.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“Any suspension or revocation of Third Point Re’s reinsurance license...” page 32

23. Please expand this risk factor to describe the circumstances under which the BMA could revoke or suspend your license.

Jeffrey P. Riedler	7	June 18, 2013

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“We are subject to the risk of becoming an investment company…” page 33

24. Please expand this risk factor to explain how you would be affected if you were required to register as an Investment Company and were unable to obtain an order registering you as an Investment Company.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“Changes in accounting principles and financial reporting requirements…” page 36

25. Please expand this risk factor to identify any pending changes in accounting principles or financial reporting requirements that would affect your reported results.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“Fulfilling our obligations incident to being a public company…” page 43

26. Please expand your disclosure to quantify the estimated additional expenses associated with your expanded obligations as a public company.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

“Following the offering our bye-laws may contain provisions…” page 47

27. Please revise this risk factor to clarify your statement that you expect your bye-laws may include certain provisions. For example, if you intend to adopt such provisions or you intend to submit provisions for approval by your shareholders, please so state and identify and describe all provisions that will be adopted or that currently exist that will impede a change in control of the registrant.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Use of Proceeds, page 50

28. Please expand your disclosure to describe how you currently anticipate using the funds you intend to employ for general corporate purposes. For example, if you intend to invest the proceeds in the same way you currently invest your funds, please so state. In addition, please discuss the principal reasons for engaging in an initial public offering at this time.

Jeffrey P. Riedler	8	June 18, 2013

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Capitalization, page 52

29. Please separate the line item cash and cash equivalents with a double underline from the capitalization section.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Property Catastrophe Risk Management, page 57

30. You state that you are currently required to consolidate the results of the Catastrophe Fund and the Catastrophe Reinsurer with your other operations because you control a majority of the outstanding interests in these entities. You further state that, as an open-ended investment fund, the Catastrophe Fund is continuing to market its interests to third-party investors and you expect that it may achieve levels of third-party investment to potentially allow you to deconsolidate its results during 2013. Please revise your disclosure to clarify the percentage ownership you hold in in the Catastrophe Reinsurer. Please tell us what consideration was given to the guidance in ASC 810 in determining whether or not consolidation of the Catastrophe Fund and the Catastrophe Reinsurer as of December 31, 2012 was required. Provide us a detailed analysis of whether or not the Catastrophe Fund and the Catastrophe Reinsurer are variable interest entities and if so, why you are not considered the primary beneficiary.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly and supplementally advises the Staff as follows:

The following is a detailed analysis on whether the Catastrophe Fund and Catastrophe Reinsurer are variable interest entities and related consolidation considerations in consideration of the guidance of ASC 810.

Catastrophe Fund

The Catastrophe Fund has two classes of authorized share capital, voting (non-participating) and non-voting (participating). 100% of the issued voting (non-participating) shares are held by Third Point Reinsurance Investment Management Ltd. 53% of the issued non-voting (participating) shares are held by Third Point Reinsurance Company Ltd., while 47% are held by other investors.

Jeffrey P. Riedler	9	June 18, 2013

The Catastrophe Fund is not considered a VIE in accordance with the criteria of ASC 810. Per ASC 810-10-15-8, in order to be classified as a variable interest entity, an entity must meet the following criteria:

1.	It must be a legal entity in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the characteristics, per 2-4 below:

2.	The power, through voting rights or similar rights, to direct the activities of the legal entity that most significantly affect its economic performance;

3.	The obligation to absorb the expected losses of the legal entity; and

4.	The right to receive the expected residual returns of the legal entity.

If an entity does not meet the VIE criteria, it should be accounted for as a voting rights entity (VRE). The consolidation of VREs is in accordance with ASC 810 in that it is consolidated by the entity that controls it.

The Company has evaluated each of these four criteria separately below.

1.	The Catastrophe Fund is a legal entity in which equity investors do have sufficient equity at risk for the Catastrophe Fund to finance its activities without additional subordinated financial support. The Company notes supplementally that: Third Point Reinsurance Company Ltd. and Third Point Reinsurance Investment Management Ltd. must be considered collectively as they are related parties under common control of Third Point Reinsurance Ltd.

2.	Third Point Reinsurance Company Ltd. and Third Point Reinsurance Investment Management Ltd., collectively, hold the power to direct the activities of the Catastrophe Fund that most significantly affect its economic performance (i.e. underwriting decision making authority).

3.	Third Point Reinsurance Company Ltd. and Third Point Reinsurance Investment Management Ltd., collectively, hold the obligation to absorb the majority of the expected losses of the Catastrophe Fund.

4.	Third Point Reinsurance Company Ltd. and Third Point Reinsurance Investment Management Ltd., collectively, hold the right to receive the majority of the expected residual returns of the Catastrophe Fund.

As a result of the above analysis, the Company has concluded that the Catastrophe Fund does not meet criteria 1 of ASC 810-10-15-8 for being considered a VIE (it would meet criteria 2-4). Therefore, the Catastrophe Fund is not considered to be a VIE and is considered a VRE. The Company further notes that there are no kick out rights held by the investors in the Fund that could have potentially affected the assessment above. The Catastrophe Fund is consolidated by Third Point Reinsurance Ltd.

Jeffrey P. Riedler	10	June 18, 2013

Catastrophe Reinsurer

The Catastrophe Reinsurer has two classes of authorized share capital, voting (non-participating) common shares and non-voting (participating) preferred shares. Third Point Reinsurance Investment Management Ltd. holds 100% of the issued voting (non-participating) common shares. The Catastrophe Funds holds 100% of the issued non-voting (participating) preferred shares.

The Company has concluded that the Catastrophe Reinsurer is not considered a VIE in accordance with the criteria of ASC 810. Per ASC 810-10-15-8, in order to be classified as a variable interest entity, an entity must meet the following criteria:

1.	It must be a legal entity in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the characteristics, per 2-4 below:

2.	The power, through voting rights or similar rights, to direct the activities of the legal entity that most significantly affect its economic performance;

3.	The obligation to absorb the expected losses of the legal entity; or

4.	The right to receive the expected residual returns of the legal entity.

If an entity does not meet the VIE criteria, it should be accounted for as a voting rights entity (VRE). The consolidation of VREs is in accordance with ASC 810 in that it is consolidated by the entity that controls it.

The Company has evaluated each of these four criteria separately below.

1.	The Catastrophe Reinsurer is a legal entity in which equity investors do have sufficient equity at risk for the Catastrophe Reinsurer to finance its activities without additional subordinated financial support. The Company supplementally notes that Third Point Reinsurance Company Ltd. and Third Point Reinsurance Investment Management Ltd. must be considered collectively as they are related parties under common control of Third Point Reinsurance Ltd.

2.	Third Point Reinsurance Company Ltd. and Third Point Reinsurance Investment Management Ltd., collectively, hold the power to direct the activities of the Catastrophe Reinsurer that most significantly affect its economic performance (i.e. underwriting decision making authority).

3.	Third Point Reinsurance Company Ltd. and Third Point Reinsurance Investment Management Ltd., collectively, hold the obligation to absorb the majority of the expected losses of the Catastrophe Reinsurer.

Jeffrey P. Riedler	11	June 18, 2013

4.	Third Point Reinsurance Company Ltd. and Third Point Reinsurance Investment Management Ltd., collectively, hold the right to receive the majority of the expected residual returns of the Catastrophe Reinsurer.

As a result of the above analysis, the Company has concluded that the Catastrophe Reinsurer does not meet criteria 1 of ASC 810-10-15-8 for being considered a VIE (it would meet criteria 2-4). Therefore, the Catastrophe Reinsurer is not considered to be a VIE and is considered a VRE. The Catastrophe Reinsurer is consolidated by Third Point Reinsurance Ltd.

In considering the above, the Company notes further the SEC viewpoint as highlighted at the 2006 AICPA National Conference on Current SEC and PCAOB Developments:

“We understand that certain general partner (GP)/limited partner (LP) arrangements have become common in which the partnership might be considered a VIE. These circumstances include a GP that makes no or only a non-substantive investment in the entity. Further the LPs have no kick-out rights, however, at least one of the LPs are related parties of the GP.

When the GP considers its relationship with the entity in isolation, it comes to the conclusion that the entity is a VIE because the holders of the equity investment at risk as a group (that is, the LPs) do not have the ability to make decisions about the entity’s activities that have a significant effect on its success. A subsequent primary beneficiary determination could conclude that the GP does not absorb greater than 50% of the expected gains and losses and therefore the GP does not consolidate the VIE.

However, a view that analyzes the GP and the entity in isolation seems to be incomplete because of the relationships with certain of the LP investors. Depending on the significance of those relationships, the Company believes the GP and LPs may be so closely associated that it is most appropriate to consider their interests in the aggregate. This analysis depends heavily on the particular facts and circumstances, thus a degree of reasonable judgment is necessary. If the GP and LP are considered as a group, the FIN 46R analysis could yield different results.

If the GP and certain LP equity interests are combined, then the entity, all other things being equal, would likely pass the paragraph 5(b)(1) test. That is, the equity holders as a group, inclusive of the GP rights, would have the ability to make decisions about the entity’s activities that affect its success. The result would be the entity is not a VIE and the accounting consideration would revert to the voting interest model with the GP consolidating.”

Jeffrey P. Riedler	12	June 18, 2013

It is the Company’s view that the above example is analogous to the structure that exists between Third Point Reinsurance Investment Management Ltd., the Catastrophe Reinsurer and the Catastrophe Fund, with the GP in the example corresponding to Third Point Reinsurance Investment Management Ltd., the LP in the example corresponding to Third Point Reinsurance Company Ltd. and the Partnership in the example corresponding to the Catastrophe Fund. As neither the Catastrophe Fund nor the Catastrophe Reinsurer are considered to be VIEs, the primary beneficiary consideration is not applicable.

Key Performance Indicators—Combined Ratio, page 59

31. Please expand your description of your combined ratio to clarify that a ratio greater than 100% means that loss expenses, acquisition costs and general administrative operating expenses related to underwriting activities exceeded premiums earned.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Critical Accounting Policies and Estimates

Premium Revenue Recognition, page 61

32. You disclose that changes in premium estimates are expected and may result in adjustments in any reporting period. Please revise this discussion to include a more quantified discussion of the amounts associated with your estimates including, when applicable, how accurate these estimates have been in the past and any related adjustments that have been made. Include a sensitivity analysis that reflects the impact that reasonably likely changes would have to the amounts reported in your financial statements.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company respectfully advises the Staff that the Company does not believe that it is practicable to include a quantified discussion of the amounts associated with its premium estimates for several reasons. Given the Company’s limited operating history, there is not sufficient historical data regarding premium estimate changes to provide meaningful information to investors. Furthermore, it is impracticable to provide quantitative sensitivity analysis related to premium estimate changes since the impact to net income and shareholders’ equity is variable and is a function of (i) the portion of the premium estimate change that has been earned to date; (ii) offsetting changes in loss and loss adjustment expenses that are dependent on the ultimate loss estimates for the particular contract; and (iii) offsetting changes in acquisition costs as commissions are generally based on a percentage of the

Jeffrey P. Riedler	13	June 18, 2013

gross premiums, with commission rates varying from contract to contract. Because each of these variables may differ significantly from contract to contract, the Company respectfully advises the Staff that it does not believe the presentation of a single set of assumptions that would be required for a sensitivity analysis would provide meaningful disclosure to investors. In addition, the Company notes that such a sensitivity analysis is not typically provided by other reinsurance industry participants, even those with longer operating histories.

Deferred acquisition costs, page 62

33. Your disclosure that acquisition costs relate to, and vary with, the writing of reinsurance contracts appears to be inconsistent with the revised definition in ASC 2010-26 that acquisition costs are costs that are related directly to the successful acquisition of new or renewal insurance contracts. Please revise your disclosure here and on page F-8 to comply with ASC 2010-26 or explain to us why your disclosure is appropriate.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

34. We note your disclosure that as of December 31, 2012 you had not recognized any profit commissions on your contracts. This disclosure appears to be inconsistent with your disclosure on page 85 that during the year ended December 31, 2012, profit commission expenses were reported in the income statement under the caption acquisition costs. Please revise to remove any inconsistent disclosure. Also we note your disclosure on page 85 that subsequent adjustments to your loss reserves for these contracts may result in corresponding adjustments to profit commission and other participating features based upon the structure of the contract, the level of losses accounted for in our financial statements and the timing of the subsequent changes. Please revise your disclosure to clarify how you determine when a profit commission is probable.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Loss and Loss Adjustment Expense Reserves, page 62

35. Please revise your disclosure to include a description of your process for estimation of the reserve for loss and loss adjustment expenses that explains the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the

Jeffrey P. Riedler	14	June 18, 2013

assumptions used in the immediately preceding period (when applicable) and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in revising your disclosure in response to comments listed below.

•

Please disclose the amount of the reserve for loss and loss adjustment expense and the IBNR balance separately for each period presented and describe the methods you used to determine your reserve for loss and loss adjustment expense by line of business. Your discussion should explain the methods used and should highlight the fact that you recently began underwriting operations.

•	Describe the extent of your procedures for determining reserve for loss and loss adjustment expense on both annual and interim reporting basis.

•

Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. When applicable, for each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.

•

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the potential effect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

•	Describe your policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

a)	If such a policy exists, describe the method used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

b)	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used to determine it, and the specific underlying reasons that explain why you believe that the adjustment or reversal is necessary.

Jeffrey P. Riedler	15	June 18, 2013

In response to the Staff’s comment, the Company has expanded its disclosure of the reserve process under the caption ”Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Loss and Loss Adjustment Expense Reserves”. With regards to the amount of reserve for loss and loss adjustment expense, this is provided in the “Notes to Consolidated Financial Statements—Loss and Loss Adjustment Expenses”.

36. You disclose that you set your claim reserves for assumed reinsurance operations based upon loss reports from brokers and ceding companies and disclose on page 23 that you are dependent on the original underwriting decisions made by ceding companies. Please revise your disclosure and explain the risks associated with making this estimate and the effects and expected effects this uncertainty has on management’s judgments and assumptions in establishing the assumed loss reserve. Please consider the following items which could help describe the uncertainty:

•	The nature and extent of the information received from brokers and cedents related to policies, claims, unearned premiums and loss reserves;

•	The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how, and to what extent this time lag effects your loss reserve estimate;

•

How you specifically use the information received from the cedents in your determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts your loss reserving methodology;

•

Although you may not currently have a significant backlog related to the processing of assumed reinsurance information, please represent to us that you will disclose the impact of such backlog on your reserves in future Exchange Act filings and that you will disclose when the backlog will be resolved;

•	What process you perform to determine the accuracy and completeness of the information received from the cedents;

•	When applicable, how you resolve disputes with cedents, how often disputes occur, and the magnitude of any current, material disputes; and

•

Whether and how you use or plan to use historical loss information to validate your existing reserves and/or as a means of noticing unusual trends in the information received from the cedents. To the extent you use industry data, please assure that the types of data utilized is disclosed.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Loss and Loss Adjustment Expense Reserves.” With regards to Bullet # 6 on disputes, the Company has revised the disclosure under the caption “Business—Legal Proceedings”.

Jeffrey P. Riedler	16	June 18, 2013

Deposit assets and liabilities, page 62

37. Please revise your disclosure to clarify why the contract entered into with your counterparty resulted in the use of the deposit method of accounting. Refer to ASC 340-30-05-02. Please assure that you include all of the disclosures required by ASC 340-30-50-2 in your financial statements as applicable.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Fair value measurement, page 62

38. You disclose that substantially all of your investable assets are managed by your investment manager, Third Point LLC and that you directly own your investments which are held in a separate account and managed by Third Point LLC on substantially the same basis as its main hedge funds. Please expand your disclosure include a description of the valuation techniques used by your investment manager to obtain fair values for material holdings disclosed on page 73. For fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3), include a description of the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach and the inputs used in determining the fair values of each class of assets or liabilities. When there has been a change in the valuation technique(s) (for example, changing from a market approach to an income approach), please disclose the change and the reason for making the change. Please disclose whether, and if so, how and why, you adjusted quotes or prices you obtained from your investment manager. Please refer to ASC 820-10-55-105 for related disclosure in your financial statements.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Share-based compensation, page 63

39. Please expand your disclosure to provide an itemized chronological schedule covering all equity instruments issued (including options, warrants, etc.) in the periods presented through the date of your response and include the following information separately for each equity instrument issuance:

•	The date of the transaction;

•	The number of equity instruments issued or options granted;

•	The exercise price of equity instruments granted if applicable;

Jeffrey P. Riedler	17	June 18, 2013

•	The fair value of the common stock on each grant date and how the fair value was determined;

•	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and,

•	If the valuation specialist was a related party, please state that fact.

After your estimated IPO price range has been disclosed, discuss each significant factor contributing to the difference between the fair value as of the date of each date of issuance and the estimated IPO price. Please continue to update your disclosures for any grants or equity issuances up until the time of effectiveness of your registration statement. Please note that once your filing includes an estimated offering price we may have further comments.

In response to the Staff’s comment, the Company has expanded its disclosure to provide the information requested by the Staff in the first five bullet points above. The Company supplementally advises the Staff that because the estimated fair value of its common shares utilized in connection with the equity incentive grants was the price per share paid by investors in the Company’s initial private equity capitalization transaction, and negotiated among the investors who participated in that transaction, a valuation specialist was not engaged to perform a valuation in connection with the grant of equity incentive awards. The Company acknowledges the Staff’s comment in the final paragraph, and it will continue to update its disclosures for any grants or equity issuances up until the time of effectiveness of the Registration Statement, and once the Company’s estimated IPO price range has been disclosed, the Company will discuss each significant factor contributing to any difference between the fair value as of the date of each date of issuance and the estimated IPO price, if any, in a future amendment to the Registration Statement.

Consolidated Results of Operations

Investment Results, page 66

40. Please disclose the nature of the investment holdings that generated net investment income of $136.4 million during the year ended December 31, 2012; please consider including a tabular disclosure. The investment holdings discussed should be the same or similar to the investment holdings you disclosed in your discussion of the strategies utilized by your investment manager starting on page 90.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

41. Please expand your disclosure to explain your position and the amount and nature of Greek sovereign debt securities that you hold.

Jeffrey P. Riedler	18	June 18, 2013

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company supplementally advises the Staff that as its investment manager, Third Point LLC, does not publicly disclose the precise amount of its exposure to Greek sovereign debt securities and considers such information proprietary; The Company has not included these amounts in Submission No. 2.

42. Please revise your disclosure to explain why you believe long-term growth in book value per share is the most important measure of your financial performance.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Liquidity and Financial Resources, page 70

43. Please revise your disclosure to address your current and anticipated future asset and insurance liability matching process. In this regard, please address how you anticipate matching the yield of your investments with the timing of the payments of your insurance obligations. As you currently invest mainly in equity securities and carry all your investments as trading securities, please explain the potential impact of declines in market values on your ability to meet your insurance payment obligations.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Quantitative and Qualitative Disclosures about Market Risk, page 74

44. For each type of market risk provide qualitative information describing your primary market risk exposure within each category, as required by Rule 305(b)(i) of Regulation S-K. Also disclose how those exposures are managed. Such descriptions shall include, but not be limited to, a discussion of the objectives, general strategies, and instruments, such as derivatives, used to manage those exposures and the risks associated with derivatives.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Business

Reinsurance Strategy, page 78

45. Please expand your disclosure to identify the clients that contributed 10% or more of gross written premiums and to disclose the percentage of such premiums attributable to each client.

Jeffrey P. Riedler	19	June 18, 2013

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company respectfully advises the Staff that it does not believe that adding the identity of such clients would be meaningful to investors for the following reasons: First, certain of such clients for 2012 are no longer clients of the Company and would therefore not provide a representative view of the composition of the Company’s business over time. In addition, due to the start-up nature of the Company’s business and the limited number of contracts written during 2012, the percentage of gross premiums represented by any individual client does not, in the Company’s view, provide a meaningful indication of relative levels of concentration in the Company’s business going forward. As the Company grows over time and increases the number of reinsurance contracts written, it is expected that the proportion of premium attributable to any one client or contract will correspondingly decrease.

Investment Strategy, page 79

46. Please revise your disclosure here and elsewhere in the prospectus, as appropriate, to clarify what you mean by “dislocations” in capital markets.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly under the caption “Summary—Investment Strategy.”

47. Please expand the second paragraph on page 79 and elsewhere in the prospectus, as appropriate, to explain Third Point LLC’s “event” framework and/or to include a cross-reference to the expanded discussion on page 90.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

48. Please revise the table on page 79 to include the names of the funds shown, as you have done on page 4.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Retrocessional Coverage, page 86

49. Please expand your disclosure to explain what you mean by retrocessional coverage. In addition, please expand your disclosure to quantify the amount and percentage of earned premium ceded for retrocessional coverage during the first quarter of 2013. If this amount is material identify the other parties to the arrangements.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Jeffrey P. Riedler	20	June 18, 2013

Investment Portfolio, page 98

50. Please revise your disclosure to clarify what you mean by the terms “position exposure” and “notional exposure” and how the percentages in the table are calculated.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company supplementally advises the Staff that it has clarified the headings in the table to remove the word “position” in the first paragraph as this modifier does not accurately describe the data presented.

Management

Executive Offices and Directors—John R. Berger, page 112

51. We note your description of Mr. Berger as one of the leading reinsurance executives of his generation. Please eliminate this type of subjective statement. Instead consider providing factual information relating to his accomplishments in prior positions.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Executive Compensation, page 118

52. We note that you have included two footnotes (3) under the Summary Compensation Table. Please revise the table to correct the footnote references.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

53. Please revise footnote (5) to reconcile the bonus amounts in the footnote to the amount listed in the table.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Certain Relationships and Related Party Transactions

Joint Venture and Investment Management Agreement—Management Fee, page 128

54. Please revise your disclosure to include the amount of fees paid to Third Point LLC in 2011 and 2012.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Jeffrey P. Riedler	21	June 18, 2013

Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders, page 136

55. We note that the first paragraph suggests that there are selling shareholders in addition to holders of more than 5% of your common shares and your directors and executive officers, but no such persons appear in the table on page 137. Please revise your disclosure to reconcile this.

The Company advises the Staff that it intends to provide accompanying disclosure describing the selling shareholders in a future amendment to the Registration Statement once the identity of such selling shareholders is known.

56. Please revise the table to include a column showing the amounts offered on behalf of each selling stockholder pursuant to Item 507 of Regulation S-K.

The Company advises the Staff that it has revised the disclosure to include a column to show the amounts to be held by each selling shareholder following the offering, and that it will provide the accompanying disclosure in a future amendment to the Registration Statement once the identity of such selling shareholders is known.

Certain Tax Considerations

57. Please advise us as to why you have not included an opinion of tax counsel as to your status as a Passive Foreign Investment Company. Please note we may have further comments after we review your response.

The Company respectfully advises the Staff that it has not included an opinion of tax counsel as to its status as a Passive Foreign Investment Company (“PFIC”), as it has not obtained and does not expect to obtain such an opinion. The Company’s tax counsel has advised it that that there are several reasons why an opinion on PFIC status is not obtainable under the circumstances. As discussed in “Certain Tax Considerations – Passive Foreign Investment Companies,” the Company expects that its PFIC status will depend on the application of the “Insurance Company Exception” which provides that passive income for PFIC purposes does not include income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business” unless attributable to financial reserves in excess of the reasonable needs of the insurance business. There are no existing authorities governing or interpreting the applicability of the Insurance Company Exception, such as what level of activity is required to constitute “the active conduct of an insurance business” and whether financial reserves exceed the reasonable needs of the insurance business. The absence of such relevant authority makes an opinion as to the application of the Insurance Company Exception to the Company’s activities not obtainable. Furthermore, the PFIC determination is made on an annual basis, so whether the Company will be treated as a PFIC for any given year will depend on its actual income and assets and insurance

Jeffrey P. Riedler	22	June 18, 2013

activities for such year. It is difficult to predict the level of the Company’s insurance activities in future years given its limited operating history. As noted in the disclosure, although the Company intends to actively write insurance contracts that involve risk transfer, it cannot provide any assurance that the level of its insurance activities will in any year be sufficient to avoid PFIC status.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

58. Please have your auditor include their name, signature, and the city and state where its report is issued in your next amendment as required by Rule 2-02(a) of Regulation S-X.

In response to the Staff’s comment, the Company’s auditor has revised its report to include their name, signature, and the city and state where its report was issued.

Consolidated Balance Sheets, page F-3

59. Please explain to us what the net unrealized gains and losses on derivative contracts on the face of your balance sheets represent and tell us the applicable accounting literature to support this presentation.

The Company acknowledges the Staff’s comment and respectfully notes that the explanation of net unrealized gains and losses on derivative contracts is included within Note 8 in the Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity, page F-5 Consolidated Statements of Cash Flows, page F-6

60. Please revise to remove “unaudited” from these financial statements.

In response to the Staff’s comment, the Company has remove “unaudited” from these financial statements.

61. Regarding the consolidated statements of cash flows, please explain to us your basis for classifying cash flows from purchases, sales, and maturities of trading securities as investing activities. Please refer to ASC 320-10-45-11.

The Company supplementally advises that Staff as follows: The Company believes that, pursuant to ASC 310-10-45-11, which states that cash flows from purchases, sales, and maturities of trading securities shall be classified based on the nature and purpose for which the securities were acquired, including the purchases, sales and maturities of the Company’s trading securities in the investing activities section of the cash flow statement most accurately reflects the nature and purpose for which the securities were acquired. Furthermore, the Company believes that this is consistent with

Jeffrey P. Riedler	23	June 18, 2013

the nature of its operations as a specialty property and casualty reinsurance company with an investment portfolio, and that this cash flow presentation is consistent with the that of its specialty property and casualty reinsurer peer group. The Company therefore respectfully states that it believes no change in the disclosure as currently presented is required.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies, page F-7

62. Please include a discussion of your consolidation policy and specify when the voting model or the variable interest models have been used as applicable. Discuss any subsidiaries based on your ownership percentage or other criteria, where consolidation was deemed not required and disclose the accounting policies used to account for your interest in the unconsolidated subsidiaries. Clarify your accounting for the joint venture and investment management agreement.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company supplementally advises the Staff that the Company considers the joint venture and investment management agreement (the “Investment Vehicle”) to be a variable interest entity. Per ASC 810-10-05-8, the variable interest entities subsections clarify the application of the general subsections to certain legal entities in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics:

a)	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance,

b)	The obligation to absorb the expected losses of the legal entity,

c)	The right to receive the expected residual returns of the legal entity.

Further:

•

ASC 810-10-10-1 states that consolidated financial statements are usually necessary for a fair presentation if one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the other entities; and

•

ASC 810-10-15-8 states that the usual condition for a controlling financial interest is ownership of a majority voting interest. However, application of the majority voting interest requirement in the general subsections of this subtopic to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests.

Jeffrey P. Riedler	24	June 18, 2013

In the case of the Investment Vehicle, Third Point Advisors LLC does not have sufficient equity at risk for the Investment Vehicle to finance its activities without additional subordinated financial support. In addition, the equity holders as a group:

a)	have the power to direct activities of the Investment Vehicle.

b)	are expected to absorb any losses of the Investment Vehicle as any profits or losses made by the entity are allocated to the capital accounts of both in proportion to the capital held in their respective capital accounts.

c)	are expected to receive the returns of the Investment Vehicle and are therefore expected to absorb losses and receive returns.

Given the above analysis, the Investment Vehicle meets the definition of a VIE and is consolidated into Third Point Reinsurance Ltd.

Foreign currency translation, page F-10

63. Please explain to us why your foreign currency translation gains and losses are included in the consolidated statement of income (loss) and not as adjustments accumulated in other comprehensive income.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly. The Company supplementally advises the Staff that, at present, the Company does not have any foreign currency translations as it does not have any subsidiaries whose functional currency is other than the U.S. dollar. As such, the Company has revised the disclosure to reflect that this information relates to foreign currency “transactions.”

Taxes, page F-10

64. Please revise to disclose your accounting policy under U.S. GAAP and include all applicable disclosures that are required by ASC 740-10-50.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Recently issued accounting standards, page F-11

65. Please disclose the adoption date of ASU 2013-02 and the impact it is expected to have on your consolidated financial statements.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Jeffrey P. Riedler	25	June 18, 2013

4. Investments in securities and commodities, page F-13

66. You provide disclosure in Note 8 to breakout the Company’s derivative realized and unrealized gains (losses) relating to trading activities for the year ended December 31, 2012. Please provide disclosure to disclose the portion of trading gains or losses for the period that relates to trading securities still held at the reporting date. Please refer to ASC 320-10-50-9(e) and 50-14.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

22. Statutory Requirements, page F-33

67. It appears that your disclosure of statutory net income is for a period greater than 12 months. Please revise to disclose statutory net income for each period presented as required by Rule 7-03(a)(23)(c). Also revise your disclosure to include the amount of restricted net assets of your subsidiary as of December 31, 2012 or tell us how your current disclosure meets the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the corresponding disclosure accordingly.

Part II. Item 16. Exhibits and Financial Statements, page II-3

68. Please file the form of lock-up agreement, when it becomes available, as an exhibit to your registration statement.

The company advises the Staff that the form of lock-up agreement will be included in an exhibit to the Underwriting Agreement. The Company intends to file the form of Underwriting Agreement with a subsequent amendment to the Registration Statement.

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036.

Very truly yours,

/s/ Steven J. Slutzky

Steven J. Slutzky

Jeffrey P. Riedler	26	June 18, 2013

cc:	Amy Reischauer

Ibolya Ignat

Donald Abbott

Securities and Exchange Commission

Tonya Marshall, Esq.

Third Point Reinsurance Ltd.

Enclosures